Exhibit 99.1

PRESS RELEASE

Greenfire Acknowledges Receipt of WEF Letter Seeking Control of the Company Without Offering a Premium to Shareholders

CALGARY, ALBERTA – November 20, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada, today confirmed it has received a letter (the “WEF Letter”) from Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP (collectively, “WEF”), which recently announced the acquisition of approximately 43.3% of Greenfire’s issued and outstanding shares, in which WEF called for the resignation of all current Greenfire directors to be replaced by its handpicked nominees, an effort Greenfire believes is an attempt to secure control of the Company without making an offer to all shareholders.

Additionally, WEF has submitted a requisition for a special meeting of shareholders to replace the existing Greenfire directors if they do not immediately resign.

Greenfire’s Board of Directors (the “Board”) has always sought to act in the best interests of Company stakeholders and have taken decisive action to protect the interests of minority shareholders. These actions have included the adoption of a new, limited-purpose shareholder rights plan that is designed to ensure, to the extent possible, that all shareholders of the Company are treated fairly and equally in connection with any unsolicited take-over bid or other attempt to acquire control of Greenfire.

Greenfire has also filed an application to the Court of King’s Bench of Alberta to address the sale of shares to WEF from each of Allard Services Limited (a corporation controlled by Julian McIntyre, the former Chair and former director of the Company), Annapurna Limited (a corporation controlled by Venkat Siva, a former director of the Company), and Modro Holdings LLC (collectively, the “Selling Shareholders”). This transaction has delivered negative control to WEF at a very low premium, hindering Greenfire’s previously initiated strategic review process, which is intended to maximize value for all shareholders.

Greenfire believes the WEF Letter and proxy contest are the latest efforts by WEF to gain control over Greenfire without paying an appropriate premium for control and without offering liquidity to shareholders. While the Company has attempted to engage with WEF in constructive dialogue, WEF has shown no interest in doing so. Greenfire’s Board remains committed to engaging with all shareholders, including WEF, to align on paths forward that would be in the best interests of the Company.

WEF has proposed the nominantion of six directors, with four of these nominees being WEF employees and also directors of Strathcona Resources Ltd. (“Strathcona”), a company controlled by WEF. The Board does not believe the proposed WEF nominees meet the requirements of best governance practices for publicly listed companies. Further, the Board notes that WEF has a history of making acquisitions that have been subsequently vended into Strathcona for shares. Greenfire is concerned that common directors between the two companies could expose Greenfire to a similar outcome, including potentially acquiring the Company without offering an appropriate control premium to Greenfire shareholders.

Greenfire currently trades at a discounted valuation relative to existing pure play SAGD peers, despite the Company’s view that Greenfire has differentiated Tier-1 SAGD assets, growth plans and positioning to continue to benefit from improved Canadian heavy oil market dynamics.

There is no action for Greenfire shareholders to take at this time.

The Board is carefully evaluating the WEF Letter and requisition in consultation with its financial and legal advisors. This includes assessing the qualifications and independence of the proposed nominees and the potential impact on Greenfire’s corporate governance. Foremost, the Board will ensure that the interests of all Greenfire shareholders, including minority shareholders, are considered in its assessment.

As this assessment progresses, the Board will provide a recommendation regarding any necessary actions Greenfire shareholders should take. Greenfire’s Board remains focused on maximizing long-term value for the Company and the benefit of all shareholders.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Shareholder Questions

Shareholders who have questions may contact Greenfire’s strategic shareholder communications advisor:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184 (for shareholders in North America)

International: +1-416-304-0211 (for shareholders outside Canada and the US)

By Email: assistance@laurelhill.com

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

FORWARD-LOOKING STATEMENTS ADVISORY

This press release contains certain forward-looking statements or forward-looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to future events or Greenfire’s future performance. All information other than statements of historical fact are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “targeting”, “forecast,” “strategy,” “future,” “opportunity,” “plan,” “potential,” “may,” “should,” “will,” “can,” “could,” “would,” “will be,” “to be,” “to include,” “to align,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to, among other things, further communication relating the WEF Letter and requisition; potential for dialogue between the Company and WEF; the intent of the Board to carefully evaluate the WEF Letter and requisition in consultation with its financial and legal advisors; Greenfire’s expectations with respect to the strategic review process; the intentions, strategy, growth plans and future actions of the Company; Greenfire’s belief that the Company’s Tier-1 assets represent a structural cost advantage; Greenfire’s expected benefits from the completion of the Trans Mountain Expansion Project (TMX) and improving market dynamics for Canadian heavy oil. There may be a risk that WEF may not be willing to participate in dialogue with the Company and there is no certainty that the strategic review process will result in a transaction or any other transaction.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. Forward-looking statements are statements about the future and are inherently uncertain. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

Oil and Gas Terms

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

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